Writer's Direct Number	Writer's E-mail Address

212.756.2280	marc.weingarten@srz.com

March 16, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re:	Furmanite Corporation ("Furmanite" or the "Company") Preliminary Proxy Statement on Schedule 14A Filed March 11, 2015 by Mustang Capital Management, LLC et al. File No. 001-05083

Dear Mr. Orlic:

On behalf of Mustang Capital Management, LLC ("Mustang"), Jeffery G. Davis, David E. Fanta, Peter O. Haeg and John K. H. Linnartz (each, a "Filing Person" and collectively with Mustang, the "Filing Persons"), we are responding to your letter dated March 12, 2015 in connection with the preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on March 11, 2015 (the "Preliminary Proxy Statement"). We have reviewed the comment of the staff (the "Staff") of the SEC and respond below. For your convenience, the comment is restated below in italics, with our response following.

Concurrently with this letter, the Filing Persons are filing a revised Preliminary Proxy Statement on Schedule 14A (the "Revised Proxy Statement"). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comment of the Staff. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

General

1.	Please provide support for the assertions that the company has experienced long-term operational and financial underperformance and that the company’s compensation practices have not adequately aligned the interests of the Named Executive Officers with those of the company’s stockholders.

In response to your comment, the Filing Persons are hereby providing supplemental support for the statements above.

The Filing Persons respectfully note that Furmanite failed to meet at least one metric of its own earnings guidance for the years in which it disclosed such guidance. The Company issued earnings guidance for 2013 and 2014 in Q1 of each year, which earnings guidance was comprised of two metrics: (1) expected revenues and (2) expected net income available to shareholders of common stock. In both 2014 and 2013, the Company failed to meet the estimated revenue and/or estimated net income announced at the beginning of the applicable year.

In Q1 of 2014, the Company estimated that annual revenues for 2014 would fall within the range of $540 million to $560 million, and the net income available to shareholders would fall within the range of $0.52 to $0.57 per diluted share.1 However, the Company's actual revenues for 2014 were $529.2 million and the actual net income was $0.30 per diluted share.2 The Company missed the lower end of its estimated revenues and net income by $10.8 million and $0.22 per diluted share, respectively.

In Q1 of 2013, the Company estimated that annual revenues for 2013 would fall within the range of $370 million to $395 million.3 In Q2 of 2013, the Company revised its prior guidance and estimated that revenues would fall between $390 million and $410 million, excluding any impact from Furmanite’s acquisition of certain assets of ENGlobal Corporation’s (“ENGlobal”) Gulf Coast Operations.4 Though the Company reported actual revenues for 2013 to be $427.3 million, this amount included $58.7 million in revenue resulting from the ENGlobal transaction.5 The Company’s revenue for 2013 excluding the $58.7 million in revenue from the ENGlobal transaction was, therefore, $368.6 million. The Company missed the lower end of its initial estimated revenues and Q2 revised estimated revenues (excluding the ENGlobal revenues) by $1.4 million and $21.2 million, respectively.

In addition, in Q1 of 2013, the Company estimated that the net income available to shareholders would fall between $0.40 to $0.44 per diluted share.6 The Company then increased its guidance in Q2 of 2013 to estimate that net income available to shareholders would fall between $0.44 to $0.48 per share.7 The Company's actual net income for 2013 was $0.37 per diluted share.8 The Company missed the lower end of its estimated net income by $0.07 per diluted share.

In addition, the rate of return of Furmanite's common stock is significantly lower than the rate of return of the common stock of its sole competitor, Team, Inc. ("Team"), for each of the last one, three, five, seven, ten and fifteen years. The chart below sets forth the rate of return of the common stock of each of Furmanite and Team, calculated based on the closing stock price of each company's common stock on the last business day of February for each respective year. In addition, attached as Annex A are copies of Bloomberg reports listing the rate of return of the common stock of each of Furmanite and Team for the applicable periods.

Years	1	3	5	7	10	15
Team
Annual Rate of Return	(11.22)	7.87	16.18	3.35	16.44	25.85
Furmanite
Annual Rate of Return	(41.30)	(1.63)	13.92	(6.32)	7.63	10.40

Also in response to your comment, the Filing Persons have revised the disclosure on page 12 of the Revised Proxy Statement to delete the statement that "the Company's compensation practices have not adequately aligned the interests of the Named Executive Officers with those of the Company's stockholders." Please see page 12 of the Revised Proxy Statement.

***

Please do not hesitate to contact me at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ Marc Weingarten
Marc Weingarten

Each of the undersigned Filing Persons hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing on Schedule 14A; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: March 16, 2015
MUSTANG CAPITAL MANAGEMENT, LLC By: /s/ John K. H. Linnartz Name: John K. H. Linnartz Title: Managing Member
/s/ Jeffery G. Davis Jeffery G. Davis
/s/ David E. Fanta David E. Fanta
/s/ Peter O. Haeg Peter O. Haeg
/s/ John K. H. Linnartz John K. H. Linnartz

ANNEX A

2014 – 2015

2012 – 2015

2010 – 2015

2008 – 2015

2005 – 2015

2000 – 2015

1 See the Company's Current Report on Form 8-K filed with the SEC on March 7, 2014.

2 See the Company's Current Report on Form 8-K filed with the SEC on March 6, 2015.

3 See the Company's Current Report on Form 8-K filed with the SEC on March 8, 2013.

4 Though the Company increased its estimated revenues in Q3 of 2013 to range from $420 million to $430 million, such estimate included the additional revenues expected from the ENGlobal transaction (see the Company’s Current Report on Form 8-K filed with the SEC on November 1, 2013).

5 See the Company's Current Report on Form 8-K filed with the SEC on March 7, 2014.

6 See the Company's Current Report on Form 8-K filed with the SEC on March 8, 2013.

7 See the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2013.

8 See the Company's Current Report on Form 8-K filed with the SEC on March 7, 2014.